Exhibit 32
CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of ZiLOG, Inc. on Form 10-Q for the quarterly period ended
December 29, 2007 as filed with the Securities and Exchange Commission on the date hereof (the
"Report"), Darin G. Billerbeck, as Chief Executive Officer of ZiLOG, certifies, pursuant to 18 U.S.C.
Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to his knowledge that
the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934
and that information contained in the Report fairly presents in all material respects the financial condition
and results of operations of ZiLOG, Inc.

Date: February 12, 2008

/s/ Darin G. Billerbeck

Darin G. Billerbeck
President, Chief Executive Officer and Director

In connection with the Quarterly Report of ZiLOG, Inc. on Form 10-Q for the quarterly period ended
December 29, 2007 as filed with the Securities and Exchange Commission on the date hereof (the
"Report"), Perry J. Grace, as Chief Financial Officer of ZiLOG, certifies, pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to his knowledge that the
Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and
that information contained in the Report fairly presents in all material respects the financial condition and
results of operations of ZiLOG, Inc.

Date: February 12, 2008

/s/ Perry J. Grace

Perry J. Grace
Executive Vice President and Chief Financial Officer